UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BroadSoft, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title Class of Securities)

11133B409
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11133B409

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,348,927
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,348,927

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,348,927

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 11133B409

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,348,927
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,348,927

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,348,927

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 11133B409

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,348,927
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,348,927

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,348,927

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14

TYPE OF REPORTING PERSON:

CO

Item 1.

Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of BroadSoft, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 9737 Washingtonian Boulevard, Suite 350, Gaithersburg, MD  20878.  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on October 27, 2014, as heretofore amended.  This Statement is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

The Shares reported herein are held directly by Sagard.  As of August 3, 2015, each Reporting Person beneficially owned 1,348,927 Shares, which represented 4.59% of the outstanding Shares, based upon 29,406,794 Shares outstanding on July 29, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission on August 3, 2015 (the “Issuer’s Quarterly Report”).

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of August 3, 2015.  This August 3, 2015 date is being used as the date of the event that requires filing of this Statement, which Statement is being filed, pursuant to Rule 13d-2(a), due to a change in the outstanding shares, as reported in the Issuer’s Quarterly Report, that resulted in a change in beneficial ownership of the Shares by each Reporting Person of 1% or more of the outstanding Shares.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  1,348,927

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  1,348,927

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard over the last 60 days:

Sales

Trade Date	Price	Quantity

6/15/2015	$37.1016	(20,000)
6/17/2015	$38.0197	(25,000)
6/18/2015	$38.2948	(18,900)
6/19/2015	$37.5987	(44,000)
6/25/2015	$36.4442	(20,000)
6/26/2015	$35.6964	(21,200)
6/29/2015	$34.8101	(24,100)
7/1/2015	$34.7549	(6,500)
7/6/2015	$33.7612	(22,500)
7/7/2015	$33.1077	(14,455)
7/10/2015	$34.0059	(32,400)
7/13/2015	$34.0289	(9,400)
7/14/2015	$34.0152	(2,500)
7/16/2015	$34.0802	(100,000)
7/24/2015	$34.2512	(5,100)

(d)

Not applicable.

(e)

This is an exit filing.  On August 3, 2015, the Reporting Persons beneficially owned 4.6% of the Shares, and this Statement is being filed pursuant to Rule 13d-2(a) due to the Reporting Persons’ reduction in beneficial ownership of 1% or more of the outstanding Shares.  Separately, using the outstanding Shares reported by the Issuer on August 3, 2015, the Reporting Persons ceased to beneficially own more than 5% of the Shares on July 10, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2015	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President